This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Entourage Mining Ltd.

Suite 614 - 475 Howe Street

Vancouver, British Columbia

V6E 2B3

Item 2: Date of Material Change

August 28, 2007

Item 3: Press Release

N/A

Item 4: Summary of Material Change

On August 28, 2007, Entourage Mining Ltd (the “Company”) filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 101047025 Saskatchewan Ltd. (“1010) and CMKM Diamonds, Inc. (CMKM) seeking to have the court set aside the October 25, 2005 Mineral Property Option and Assignment Agreements between the Company and the Defendants (collectively, the “Contracts”) among the parties and requesting that the defendants return the 45,000,000 shares (the “Shares”) paid as consideration by Entourage to consummate these agreements.

Item 5: Full Description of Material Change

The Company claims, in its court documents, that it is now aware that the Defendants did not deliver good consideration as promised for the Shares and further that breaches of the Contracts by the Defendants constitute non-performance of the Contracts on the Defendants’ part.

The Company is seeking the following remedies under the Writ of Summons and Statement of Claim:

1) A Declaration that the Defendant 1010 has breached the 1010 contract with the Company (the “1010 Contract”);

2) A Declaration that the Defendant CMKM has breached the CMKM contract with the Company (the “CMKM Contract”);

3) A mandatory injunction directing the Defendant 1010, and any trustee or transfer agent retained by the Defendant 1010, to return to the treasury of the Plaintiff all Shares in the Plaintiff that were issued by the Plaintiff pursuant to the 1010 Contract;

4) In the alternative, damages as against the Defendants 1010 and CMKM for breach of the 1010 Contract;

5) In the alternative, damages as against the Defendants 1010 and CMKM for breach of the 1010 Contract;

6) In the alternative, damages as against the Defendant CMKM for breach of the CMKM Contract;

7) Costs of these proceedings;

8) If applicable, interest pursuant to the Court Order Interest Act; and

9) Such further and other relief which to this Honourable Court seems just and equitable.

Item 6: Reliance on section 85 (2) of the Act

The Report is not being filed on a confidential basis.

Item 7: Omitted Information

N/A

Item 8: Senior Officers

Gregory F. Kennedy

President and Director

Tel: 604-669-4367

Item 9: Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

Date: August 29, 2007, 2005

Place: Vancouver

“Gregory F. Kennedy”

_________________________

Gregory F. Kennedy, Director